EXHIBIT 99(a)(2)

June 19, 2002

Dear Stockholder:

        We are pleased to inform you that on June 9, 2002, PeoplePC, Inc. entered into an offer agreement with EarthLink, Inc., a Delaware corporation, and its wholly-owned subsidiary, EL Sub, Inc., a Delaware corporation. The offer agreement provides for the acquisition of PeoplePC by EarthLink through EL Sub at a price of $0.0171 per share of PeoplePC common stock, subject to adjustment pursuant to the offer agreement that could increase the price to $0.0245 per share.

        Under the terms of the offer agreement, EL Sub today is commencing a tender offer to purchase all outstanding shares of PeoplePC common stock at a price of $0.0171 per share, subject to adjustment pursuant to the offer agreement that could increase the price to $0.0245 per share, net to tendering stockholders in cash, without interest. The tender offer is currently scheduled to expire at 12:00 o'clock midnight, New York time, on Wednesday, July 17, 2002. Following the successful completion of the tender offer, EL Sub will be merged into PeoplePC and all shares of PeoplePC common stock not purchased in the tender offer (other than shares held by dissenting shareholders, if applicable) will be converted into the right to receive in cash the same price per share as paid in the tender offer.

        The PeoplePC board of directors has considered and unanimously approved and adopted the offer agreement and the transactions contemplated by the offer agreement, including the tender offer and the merger, and has determined that the offer agreement and the transactions contemplated by the offer agreement, including the tender offer and the merger, are advisable and fair to and in the best interests of PeoplePC and its stockholders. Accordingly, the board of directors recommends that you accept the tender offer and tender your PeoplePC common stock to EL Sub pursuant to the tender offer.

        In arriving at its recommendation, the PeoplePC board of directors gave careful consideration to a number of factors that are described in the enclosed Schedule 14D-9, including, among other things, the opinion of its financial advisor JP Morgan Securities Inc. to the effect that the consideration to be received by holders of PeoplePC common stock in the tender offer and the merger was fair, from a financial point of view, to holders of PeoplePC common stock, as of the date of that opinion.

        Also accompanying this letter is a copy of EL Sub's Offer to Purchase and related materials, including a letter of transmittal for use in tendering your shares. These documents set forth the terms and conditions of EL Sub's tender offer and provide instructions as to how to tender your shares. We urge you to read each of the enclosed materials carefully.

Very truly yours,
Nick Grouf Chief Executive Officer